

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 4, 2008

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Holdings GP, L.P.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-51952**

Dear Mr. Cantrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief